UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) March 27, 2024

AMERICAN REBEL HOLDINGS, INC.

(Exact name of issuer as specified in its charter)

Nevada	47-3892903
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

909 18th Avenue South, Suite A, Nashville, Tennessee 37212

(Full mailing address of principal executive offices)

(833) 267-3235

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series C Redeemable Convertible Preferred Stock and Common Stock.

Item 9.01 Other Events

Altbanq LLC Secured Loan

On March 27, 2024, the Company entered into a $1,300,000 Business Loan and Security Agreement (the “Secured Loan”) with an accredited investor lending source (the “Lender”). Under the Secured Loan, the Company received the loan net of fees of $26,000. The Company repaid two outstanding secured notes to affiliates of the Lender totaling $769,228, resulting in net proceeds to the Company of $504,772. The Secured Loan requires 64 weekly payments of $26,000 each, for a total repayment of $1,664,000. The Secured Loan bears interest at 22.8%. The Secured Loan is secured by all of the assets of the Company and its subsidiaries second to a first priority lien secured the holder of the Line of Credit. Furthermore, the Company’s Chief Executive Officer, provided a personal guaranty for the Secured Loan. The Secured Loan provides for a default fee of $15,000 for any late payments on the weekly payments. As long as the Secured Loan is not in default, the Company may prepay the Secured Loan pursuant to certain prepayment amounts set forth in the Secured Loan. Further, any default by the Company allows the Lender to take necessary actions to secure its collateral and recovery of funds.

The foregoing description of the Secured Loan does not purport to be complete and is qualified in its entirety by reference to the full text of the Secured Loan, which is attached as Exhibit 3.14 herewith and incorporated herein by reference.

Revenue Interest Purchase Agreement

On April 1, 2024, the Company entered into a Revenue Interest Purchase Agreement (the “Revenue Interest Purchase Agreement”) with an individual accredited investor, pursuant to which the investor purchased a revenue interest from the Company for $100,000.

As consideration for such payment, commencing on June 1, 2024 and continuing thereafter until all amounts are repurchased by the Company pursuant to the terms of the Revenue Interest Purchase Agreement, the investor has a right to receive $10,000 per month from the Company generated from its operating subsidiaries (the “Revenue Interest”).

Under the Revenue Interest Purchase Agreement, the Company has an option (the “Call Option”) to repurchase the Revenue Interest at any time upon two days advance written notice. Additionally, the Purchasers have an option (the “Put Option”) to terminate the Revenue Interest Purchase Agreement and to require the Company to repurchase future Revenue Interest upon the Company consummating a public offering pursuant to Regulation A. The repurchase price to be paid by the Company will be, if the Call Option or the Put Option is exercised (i) $140,000 if repurchased on or before May 31, 2024; and (ii) $154,000 after June 1, 2024; in each case of (i) or (ii), minus all Revenue Interest or other payments made by the Company to the investor prior to such date.

In addition, the Revenue Interest Purchase Agreement contains various representations and warranties, covenants and other obligations and other provisions that are customary for a transaction of this nature.

The foregoing description of the material terms of the Revenue Interest Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Revenue Interest Purchase Agreement, a copy of which is filed as Exhibit 6.19 herewith and incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description

1.1*	Selling Agency Agreement, dated March 13, 2024, between American Rebel Holdings, Inc. and Digital Offering, LLC

1.2*	Side Letter, dated June 28, 2023, between Digital Offering LLC and EF Hutton, division of Benchmark Investment, LLC (Incorporated by reference to Exhibit 1.2 to Form 1-A/A filed on March 8, 2024)

1.3*	Side Letter Amendment, dated January 24, 2024 between Digital Offering, LLC and EF Hutton, LLC, division of Benchmark Investment, LLC (Incorporated by reference to Exhibit 1.3 to Form 1-A/A filed on March 8, 2024)

2.1*	Second Amended and Restated Articles of Incorporation effective January 22, 2022 (Incorporated by reference to Exhibit 2.1 to Form 1-A/A filed on March 8, 2024)

2.2*	Amended and Restated Bylaws of American Rebel Holdings, Inc. effective as of February 9, 2022 (Incorporated by reference to Exhibit 2.2 to Form 1-A/A filed on March 8, 2024)

2.3*	Certificate of Amendment to the Second Amended and Restated Articles effectuating 25:1 Reverse Stock Split (Incorporated by reference to Exhibit 2.3 to Form 1-A/A filed on March 8, 2024)

3.1*	Certificate of Designation of Series A Preferred Stock (Incorporated by reference to Exhibit 3.1 to Form 1-A/A filed on March 8, 2024)

3.2*	Certificate of Designation of Series B Preferred Stock (Incorporated by reference to Exhibit 3.2 to Form 1-A/A filed on March 8, 2024)

3.3*	Amended Certificate of Designation of Series B Preferred Stock (Incorporated by reference to Exhibit 3.3 to Form 1-A/A filed on March 8, 2024)

3.4*	First Amended and Restated Certificate of Designation of Series C Preferred Stock (Incorporated by reference to Exhibit 3.4 to Form 1-A/A filed on March 8, 2024)

3.5*	Amended and Restated Certificate of Designation of Series A Preferred Stock (Incorporated by reference to Exhibit 4.1 to Form 8-K filed on November 6, 2023)

3.6*	Warrant Agency Agreement with Action Stock Transfer dated February 9, 2022 (Incorporated by reference to Exhibit 3.6 to Form 1-A/A filed on March 8, 2024)

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3.7*	Form of Pre-funded Warrant (Incorporated by reference to Exhibit 3.7 to Form 1-A/A filed on March 8, 2024)

3.8*	Line of Credit Agreement dated February 10, 2023 (Incorporated by reference to Exhibit 3.8 to Form 1-A/A filed on March 8, 2024)

3.9*	Financing Agreement dated April 14, 2023 (Incorporated by reference to Exhibit 4.1 to Form 8-K, filed May 1, 2023)

3.10*	Armistice Form of New Warrant A (Incorporated by reference to Exhibit 4.1 to Form 8-K/A, filed on September 8, 2023)

3.11*	Armistice Form of New Warrant B (Incorporated by reference to Exhibit 4.2 to Form 8-K/A, filed on September 8, 2023)

3.12*	Alt Banq Financing Agreement dated December 28, 2023 (Incorporated by reference to Exhibit 3.12 to Form 1-A/A filed on March 8, 2024)

3.13*	New $75,000 Loan Agreement dated January 1, 2024 (Incorporated by reference to Exhibit 10.1 to Form 8-K, filed on January 5, 2024)

3.14**	Altbanq LLC Financing Agreement dated March 27, 2024

4.1*	Form of Subscription Agreement (Incorporated by reference to Exhibit 4.1 to Form 1-A/A filed on March 8, 2024)

6.1*	Ross Employment Agreement dated January 1, 2021 (Incorporated by reference to Exhibit 10.1 to Form 8-K, filed March 5, 2021)

6.2*	Grau Employment Agreement dated January 1, 2021 (Incorporated by reference to Exhibit 10. 2 to Form 8-K, filed March 5, 2021)

6.3*	2021 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.3 to Form 8-K, filed March 5, 2021)

6.4*	Ross Amendment to Employment Agreement dated April 9, 2021 (Incorporated by reference to Exhibit 6.4 to Form 1-A/A filed on March 8, 2024)

6.5*	Grau Amendment to Employment Agreement dated April 9, 2021 (Incorporated by reference to Exhibit 6.5 to Form 1-A/A filed on March 8, 2024)

6.6*	Lambrecht Employment Agreement dated November 20, 2023 (Incorporated by reference to Exhibit 10.2 to Form 8-K, filed on November 24, 2023)

6.7*	Ross Amendment No. 2 to Employment Agreement dated November 20, 2023 (Incorporated by reference to Exhibit 10.3 to Form 8-K, filed on November 24, 2023)

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6.8*	Grau Amendment No. 2 to Employment Agreement dated November 20, 2023 (Incorporated by reference to Exhibit 10.4 to Form 8-K, filed on November 24, 2023)

6.9*	Securities Purchase Agreement, dated June 27, 2023, between American Rebel Holdings, Inc. and the Armistice Capital Master Fund Ltd. (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on June 28, 2023)

6.10*	Armistice Form of Warrant (Incorporated by reference to Exhibit 10.2 to Form 8-K filed on June 28, 2023)

6.11*	Armistice Form of Prefunded Warrant (Incorporated by reference to Exhibit 10.3 to Form 8-K filed on June 28, 2023)

6.12*	Armistice Form of Registration Rights Agreement (Incorporated by reference to Exhibit 10.4 to Form 8-K filed on June 28, 2023)

6.13*	Tony Stewart Racing Nitro Sponsorship Agreement dated July 1, 2023 (Incorporated by reference to Exhibit 6.13 to Form 1-A/A filed on March 8, 2024)

6.14*	Master Brewing Agreement dated August 9, 2023 (Incorporated by reference to Exhibit 6.14 to Form 1-A/A filed on March 8, 2024)

6.15*	Armistice Form of Inducement Letter dated September 8, 2023 (Incorporated by reference to Exhibit 10.1 to Form 8-K/A, filed on September 8, 2023)

6.16*	1800 Diagonal Note dated March 21, 2024

6.17*	1800 Diagonal Securities Purchase Agreement dated March 21, 2024

6.18*	Revenue Interest Purchase Agreement dated March 21, 2024

6.19**	Revenue Interest Purchase Agreement dated April 1, 2024

7.1*	Securities Purchase Agreement, dated June 9, 2016, by and among CubeScape, Inc., American Rebel, Inc., and certain individual named therein (Incorporated by reference to Exhibit 2.1 to Form 8-K, filed June 15, 2016)

7.2*	Champion Safe Co., Inc. Stock Membership Interest Purchase Agreement dated June 29, 2022 (Incorporated by reference to Exhibit 2.1 to Form 8-K, filed July 6, 2022)

8.1*	Amended and Restated Escrow Agreement, dated March 20, 2024, by and among American Rebel Holdings, Inc., Digital Offering LLC and Wilmington Trust, National Association

10.1*	Power of attorney (included on the signature page of this offering statement) (Incorporated by reference to Exhibit 10.1 to Form 1-A/A filed on March 8, 2024)

11.1*	Consent of BF Borgers CPA, P.C. (Incorporated by reference to Exhibit 11.1 to Form 1-A/A filed on March 8, 2024)

11.2*	Consent of DeMint Law, PLLC (included in Exhibit 12.1)

12.1*	Opinion of DeMint law, PLLC (Incorporated by reference to Exhibit 12.1 to Form 1-A/A filed on March 8, 2024)

*	Previously filed.
**	Filed herewith.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN REBEL HOLDINGS, INC.

Date: April 3, 2024	By:	/s/ Charles A. Ross, Jr.
Charles A. Ross, Jr. Chief Executive Officer

Ex. 3.14 – Altbanq LLC Financing Agreement dated March 27, 2024

Ex. 6.18 – Revenue Interest Purchase Agreement dated April 1, 2024

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